SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Rent-Way, Inc.
(Name of Issuer)

Common Stock
No Par Value
(Title of Class of Securities)

76009U104
(CUSIP Number)

November 1, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [X] [ ]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

__________________________

        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 76009U104		Page 2 of 7 Pages
1		NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Calm Waters Partnership 39-6220593
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,188,825(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,188,825(1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,188,825(1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.7%
12		TYPE OF REPORTING PERSON PN

__________________________

(1)

Includes currently exercisable warrant to acquire 94,750 shares of Common Stock. Also includes the right to acquire 2,501,400 shares of Common Stock (the "Additional Shares") and the right to acquire a warrant to purchase 236,875 shares of Common Stock (the "Additional Warrant") on the earlier of the closing of the refinancing of Rent-Way, Inc.'s outstanding indebtedness or December 31, 2002, subject to certain conditions. The above-named reporting person disclaims beneficial ownership of the Additional Shares and the Additional Warrant.

13G
CUSIP No. 76009U104		Page 3 of 7 Pages
1		NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Richard S. Strong
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,188,825(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,188,825(1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,188,825(1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.7%(1)
12		TYPE OF REPORTING PERSON IN

__________________________

(1)

Includes currently exercisable warrant to acquire 94,750 shares of Common Stock. Also includes the right to acquire 2,501,400 shares of Common Stock (the "Additional Shares") and the right to acquire a warrant to purchase 236,875 shares of Common Stock (the "Additional Warrant") on the earlier of the closing of the refinancing of Rent-Way, Inc.'s outstanding indebtedness or December 31, 2002, subject to certain conditions. The above-named reporting person disclaims beneficial ownership of the Additional Shares and the Additional Warrant.

13G
CUSIP No. 76009U104	Page 4 of 7 Pages

Item 1(a).	Name of Issuer
Rent-Way, Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices
One Rent Way Place Erie, Pennsylvania 16505 USA
Item 2(a). Item 2(b). Item 2(c).	Name of Person Filing Address of Principal Business Office Citizenship

Calm Waters Partnership
(together with Richard S. Strong,
the "Reporting Persons")
100 Heritage Reserve
Menomonee Falls
Wisconsin 53051
(414) 359-3400
A Wisconsin general partnership

Richard S. Strong
100 Heritage Reserve
Menomonee Falls
Wisconsin 53051
(414) 359-3400
U.S. Citizen

Item 2(d).	Title of Class of Securities
Common Stock, No Par Value.
Item 2(e).	CUSIP Number
76009U104
Calm Waters Partnership is a private investment vehicle owned by Mr. Strong and family members.

13G
CUSIP No. 76009U104	Page 5 of 7 Pages

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
N/A
Item 4.	Ownership
(a) Amount beneficially owned:
See responses to Item 9 of the cover pages(2)
(b) Percent of Class:
See responses to Item 11 of the cover pages(2)
(c) Number of shares as to which such persons have:
(i) Sole power to vote or to direct the vote: See responses to Item 5 of the cover pages.
(ii) Shared power to vote or to direct the vote: See responses to Item 6 of the cover pages.
(iii) Sole power to dispose or to direct the disposition of: See responses to Item 7 of the cover pages.
(iv) Shared power to dispose or to direct the disposition of: See responses to Item 8 of the cover pages.
Item 5.	Ownership of Five Percent or Less of a Class
N/A

__________________________

(2)	The beneficial ownership of Common Stock reported by the Reporting Persons consists of:
	(i)	1,355,800 shares of Common Stock owned directly by Calm Waters Partnership and indirectly by Mr. Strong by virtue of the ownership of Calm Waters Partnership by Mr. Strong and other family members;
	(ii)	94,750 shares of Common Stock issuable upon exercise of a warrant purchased by Calm Waters Partnership from Rent-Way, Inc. in the transaction described below;
	(iii)	the right to acquire 2,501,400 shares of Common Stock under the terms of the Purchase Agreement (as defined below); and
	(iv)	the right to acquire a warrant to purchase 236,875 shares of Common Stock under the terms of the Purchase Agreement (as defined below).

On April 25, 2002, Calm Waters Partnership purchased 947,500 shares of Common Stock and a warrant to purchase 94,750 shares of Common Stock in a private placement from Rent-Way, Inc. (the "Company") pursuant to a Common Stock and Warrant Purchase Agreement dated April 18, 2002 (the "Purchase Agreement"). Under the terms of the Purchase Agreement, Calm Waters has the right to acquire 2,501,400 additional shares of Common Stock (the "Additional Shares") and a warrant to purchase 236,875 shares of Common Stock (the "Additional Warrant") on the earlier of the closing of the refinancing of the Company's outstanding indebtedness or December 31, 2002, subject to certain conditions. The Reporting Persons disclaim beneficial ownership of the Additional Shares and the Additional Warrant.

13G
CUSIP No. 76009U104	Page 6 of 7 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
N/A
Item 8.	Identification and Classification of Members of the Group
N/A
Item 9.	Notice of Dissolution of Group
N/A
Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2002	/s/ Richard S. Strong Richard S. Strong

Calm Waters Partnership
Dated: November 6, 2002	By:/s/ Richard S. Strong Richard S. Strong General Partner

Page 7 of 7 Pages

Exhibit A

JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, no par value, of Rent-Way, Inc., and that this Agreement be included as an Exhibit to such joint filing.

        This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 6th day of November, 2002.

Dated: November 6, 2002	/s/ Richard S. Strong Richard S. Strong

Calm Waters Partnership
Dated: November 6, 2002	By:/s/ Richard S. Strong Richard S. Strong General Partner